UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
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                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*
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                                   CBCom, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
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                         (Title of Class of Securities)

                                   14983B 10 7
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                                 (CUSIP Number)

                            Polmont Investments, Ltd.
                              c/o Havelte Trust Co.
                                  P.O. Box 3136
                        Abbott Bldg. Main Street Roadtown
                         Tortola, British Virgin Islands
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies To:
                            William B. Barnett, Esq.
                        Law Offices of William B. Barnett
                       15233 Ventura Boulevard, Suite 410
                             Sherman Oaks, CA 91403

                                February 11, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

continued on next page                                         page 1 of 4 pages

CUSIP No. 14983B 10 7
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).  Polmont Investments, Inc.

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2.   Check the Appropriate Box if a Member of a Group (See  Instructions)
     (a) X
     (b)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)     WC

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
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6.   Citizenship or Place of Organization        British Virgin Islands
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Number of          7.   Sole Voting Power              2,284,892
Shares             -------------------------------------------------------------
Beneficially
Owned by           8.   Shared Voting Power            None
Each               -------------------------------------------------------------
Reporting
Person             9.   Sole Dispositive Power         2,284,892
With               -------------------------------------------------------------

                   10.  Shared Dispositive Power       None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,284,892 *
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
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13.  Percent of Class Represented by Amount in Row (11)       11.2% *
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14.  Type of Reporting Person (See Instructions)              IN
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* Based on  20,482,632  shares of Issuer Common Stock  outstanding  as of May 1,
2001.

continued on next page                                         page 2 of 4 pages

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the Common stock, $.001 par value (the "Issuer Common Stock)" of CBCom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16830 Ventura Boulevard, Suite 211, Encino, California 91436.

Item 2.  Identity and Background.

     (a) This statement on Schedule 13D is filed on behalf of Polmont Investments, Ltd., a British Virgin Islands Company, (the "Reporting Person") as the direct beneficial owner of 2,284,892 Issuer Common Stock, of which Ms. Chiah Yee Sun, sister of Max Sun the President of the Issuer, is the principal shareholder.

     (b) The Reporting Person's business address is Polmont Investments Ltd., c/o Havelte Trust Co., P.O. Box 3136, Abbott Bldg. Main Street Roadtown,
Tortola, British Virgin Island. The residence address of Ms. Sun, the controlling shareholder of the Reporting Person, is Sun Chiah Yee, 126, Jalan Dedap, Ampang Prima Jaya, 68000 Ampang, Selangor, Malaysia.

     (c) The Reporting Person is a corporation involved in investing in new telecommunications companies.

     (d) Neither the Reporting Person nor Ms. Sun has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor Ms. Sun has ever been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Sun is a Malaysian citizen and the Reporting Person is a corporation formed under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds used and to be used to make purchases of the Issuer Common Stock have been and will be provided by the Reporting Person.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired shares by proving working capital to the Issuer and thereafter converting its loans.

     Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in clauses (1) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to continually evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change its plans and intentions at any

continued on next page                                         page 3 of 4 pages
time as its Board of Directors deems appropriate. In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person is the direct beneficial owner of 2,284,892 shares of Issuer Common Stock, which shares constitute 11.2% of the total class.

     (b) The Reporting Person has the direct power to vote and direct the disposition of the 2,284,892 shares of Issuer Common Stock beneficially owned by it.

     (c) No transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Person or Ms. Sun.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships With Respect to Securities of the Issuer.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       POLMONT INVESTMENTS, LTD.


May 14, 2001                                           /s/ Sun Chian Yee
                                                       -----------------
                                                       Sun Chian Yee


                                                               page 4 of 4 pages